**Nico Ventures, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nico Ventures, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Restatement of Prior Period Financials**
As discussed in Note 2 to the financial statements, the accompanying prior period financial statements have been restated to correct certain previously identified misstatements. The effects of the restatement on the previously issued financial statements are described in detail in Note 2.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC
Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 13, 2026

*Vincenzo Mongio*

## Statement of Financial Position

|  | As of December 31, | |
|---|---|---|
|  | **2025** | **2024 (Restated)** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 44,829 | 47,272 |
| Accounts Receivables | 33,314 | 50,250 |
| Shareholder Receivable | 9,000 | 9,000 |
| Total Current Assets | 87,143 | 106,522 |
| TOTAL ASSETS | 87,143 | 106,522 |
|  | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | - |
| Current Liabilities | | |
| Shareholder Payable | 222 | - |
| Total Current Liabilities | 222 | - |
| TOTAL LIABILITIES | 222 | - |
| EQUITY | | |
| Common Stock | 11,802 | 11,599 |
| Additional Paid in Capital | 680,448 | 354,965 |
| Accumulated Deficit | (605,329) | (260,042) |
| Total Equity | 86,921 | 106,522 |
| TOTAL LIABILITIES AND EQUITY | 87,143 | 106,522 |

## Statement of Changes in Shareholder Equity

|  | Common Stock | | | | |
|---|---|---|---|---|---|
|  | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 1/8/2024 (Inception) | - | - | - | - | - |
| Issuance of Common Stock | 11,598,511 | 11,599 | 354,965 | - | 366,564 |
| Net Income (Loss) | - | | - | (260,042) | (260,042) |
| Ending Balance 12/31/2024 2024 (Restated) | 11,598,511 | 11,599 | 354,965 | (260,042) | 106,522 |
| Issuance of Common Stock | 203,417 | 203 | 325,483 | - | 325,686 |
| Net Income (Loss) | - | | - | (345,287) | (345,287) |
| Ending Balance 12/31/2025 | 11,801,928 | 11,802 | 680,448 | (605,329) | 86,921 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024 (Restated)** |
| Revenue | 17,005 | 27,310 |
| Cost of Revenue | 24,352 | 9,517 |
| Gross Profit | (7,347) | 17,793 |
| Operating Expenses | | |
| Advertising and Marketing | 24,854 | 10,421 |
| General and Administrative | 313,086 | 267,414 |
| Total Operating Expenses | 337,940 | 277,835 |
| Operating Income (loss) | (345,287) | (260,042) |
| Earnings Before Income Taxes | (345,287) | (260,042) |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (345,287) | (260,042) |

## Statement of Cash Flows

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024 (Restated)** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (345,287) | (260,042) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable | 16,936 | (50,250) |
| Shareholder Receivable | - | (9,000) |
| Shareholder Payable | 222 | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 17,158 | (59,250) |
| Net Cash provided by (used in) Operating Activities | (328,129) | (319,292) |
| FINANCING ACTIVITIES | | |
| Proceeds from Common Stock | 203 | 11,599 |
| Proceeds of Additional Paid-in Capital | 325,483 | 354,965 |
| Net Cash provided by (used in) Financing Activities | 325,686 | 366,564 |
| Cash at the beginning of period | 47,272 | - |
| Net Cash increase (decrease) for period | (2,443) | 47,272 |
| Cash at end of period | 44,829 | 47,272 |

**Nico Ventures, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2025**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nico Ventures, Inc. ("we", "our", the "Company") was formed on January 8, 2024 as a Delaware corporation. We own and operate www.YourNews.com, a digital news distribution platform. We enable independent journalists to submit news for distribution in exchange for a share of our advertising revenue. The Company's headquarters is located in Palm City, Florida.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans, loans from directors and, or the sale of common stock. The financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Restatement of Prior Period Financial Statement

During the preparation of the 2025 financial statements, management identified that certain capital investment transactions totaling $107,313 had been incorrectly recorded as income during the year ended December 31, 2024, rather than as contributions to equity (Common Stock and Additional Paid-in Capital). As a result, the 2024 financial statements have been restated to correct this error. The effect of the restatement was to increase net loss by $107,313 and increase stockholders' equity by $107,313 for the year ended December 31, 2024. The accumulated deficit as of December 31, 2024 has been restated from $(152,729) to $(260,042) to reflect this correction. The accompanying comparative financial statements reflect the restated 2024 figures.

Additionally, as a result of this reclassification, the number of shares of Common Stock reported as issued and outstanding as of December 31, 2024 has been restated from 10,099,134 to 11,598,511, with a corresponding increase to Common Stock of $1,500 and Additional Paid-in Capital of $165,064, reflecting the proper equity classification of these capital contributions.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

We own and operate www.YourNews.com, a digital news distribution platform. We enable independent journalists to submit news for distribution in exchange for a share of our advertising revenue. The Company's primary performance obligation is the delivery and display of digital advertisements on its platform for a specified period or number of impressions.

The Company primarily generates revenue by charging commercial enterprises a fee to advertise on our platform. The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue is recognized upon receipt of payment. In the ordinary course of business, the Company makes payments to journalists when the journalists provide services in their capacity as vendors. The Company accounts for the consideration payable to these journalists in their capacity as vendors as a purchase of services from a vendor and records such payments in either cost of revenue or a reduction of sales in the statement of operations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

## Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

| | Nonvested Shares | Weighted Average Fair Value |
|---|---|---|
| Nonvested shares, January 8, 2024 (Inception) | - | $- |
| Granted | 10,500,000 | $- |
| Vested | (10,500,000) | $- |
| Forfeited | - | $- |
| Nonvested shares, December 31, 2024 | - | $- |
| Granted | - | $- |
| Vested | - | $- |
| Forfeited | - | $- |
| Nonvested shares, December 31, 2025 | - | $- |

## Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a shareholder receivable of $9,000 in connection with amounts owed by shareholders in connection with stock issuances. The amount does not accrue interest and is due on demand.

The Company had a shareholder payable of $222 related to expenses incurred by the Company that a shareholder paid. The amount does not accrue interest and is due on demand.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

None.

**NOTE 6 – EQUITY**

The Company is currently authorized to issue up to 100,000,000 shares of common stock with a par value of $0.001. The Company had 11,801,928 and 11,598,511 common stock shares issued and outstanding as of December 31st, 2025 and 2024, respectively.

**Voting:** Common stockholders are entitled to one vote per share.

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

In addition, the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001. No preferred stock shares were issued or outstanding as of December 31$^{st}$, 2025. The specific rights of the preferred stock shall be determined by the board of directors.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 13, 2026, the date these financial statements were available to be issued.

In 2026, the Company issued 6,650 Common Stock shares at $2.00 per share in exchange for $13,300.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.